Exhibit 1.01

Conflict Minerals Report

This report is the Conflict Minerals Report of Barnes & Noble, Inc. (“Company”) for the reporting period January 1, 2014 to December 31, 2014 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 and associated guidance issued by the Securities and Exchange Commission. In this Conflict Minerals Report, unless otherwise specified or unless the context otherwise requires, references to “Barnes & Noble,” “B&N,” “Company,” “we,” “us” or “our” refer to Barnes & Noble, Inc., and its consolidated subsidiaries.

Overview of Due Diligence

In 2013, the Company established a task force responsible for the process of reporting conflict minerals usage in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Rule”). Prior to disclosing its initial 2013 calendar year Form SD, the Company adopted Standard Operation Procedures to address the Rule and posted a conflict minerals policy on its Vendor and Product Compliance Requirements page on www.barnesandnobleinc.com, on which it also maintains a grievance mechanism that is available internally and externally to report concerns, including those related to conflict minerals. The Company also established the expectation, including contractual obligations or specialized vendor certifications, that suppliers would obtain information from their supply chains regarding entities that process necessary conflict minerals and provide that information to us using the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “Conflict Minerals Template”), which includes questions regarding the smelter, refiner, recycler or scrap processor of necessary conflict minerals and location or mine of origin for such minerals.

The Company designed its due diligence measures to conform with the nationally or internationally recognized due diligence framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (collectively, the “OECD Guidance”), taking into account its facts and circumstances, particularly its position in the minerals supply chain, and the OECD recommendations for downstream actors with no direct relationships to smelters or refiners. The OECD Guidance distinguishes between “upstream” and “downstream” actors. Upstream refers to the minerals supply chain from the mine to the smelter or refiner, and upstream companies include miners, local traders or exporters, international concentrate traders, and mineral re-processors. Downstream refers to the minerals supply chain from smelters and refiners to retailers and includes companies like B&N; it also includes metal traders, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

The Company is a purchaser of completed products and is many steps downstream in the minerals supply chain from smelters and refiners. The Company does not purchase raw ore or unrefined conflict minerals. Smelters and refiners are the consolidation points for raw ore and the OECD Guidance allocates to them the obligation to conduct due diligence on the source and chain of custody of the origin of raw ore.

To commence the compliance process for its 2014 calendar year obligations, the Company risk-assessed all products manufactured or contracted to be manufactured by the Company in order to identify products in scope. The Company determined that certain minerals which are identified as conflict minerals in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “3TG”) were contained in and necessary to the functionality or production of certain products in the NOOK® product line manufactured by the Company or contracted by the Company to be manufactured (“necessary conflict minerals”). These necessary conflict minerals are “in scope” for these purposes, and are required to be reported for the calendar year ending 2014. The Company identified two direct suppliers for these necessary conflict minerals as being within the scope of its reasonable country of origin inquiry (“RCOI”). The Company conducted, in good faith, a RCOI for 2014 that was reasonably designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or are from recycled or scrap sources. The Company’s RCOI was based on an initial survey of our direct suppliers of in scope products.

With respect to our 2014 products containing necessary conflict minerals, we know or have reason to believe that some of the necessary conflict minerals originated or may have originated in the Covered Countries. Further, we know or have reason to believe that these necessary conflict minerals may not have been derived entirely from recycled or scrap sources. Accordingly, due diligence on the source and chain of custody of conflict minerals was performed on these necessary conflict minerals as prescribed by the OECD Guidance.

NOOK® Product Line Overview

In 2014, the Company’s in scope products were comprised solely of certain NOOK® products, including e-reader devices and tablets and related accessories. These products are manufactured on behalf of the Company. As such, we have limited influence over the manufacturing process of these products and must rely on the information provided to us by our suppliers in identifying the source and chain of custody of any conflict minerals contained in these products. Therefore, our efforts to determine the facilities used in the production of the conflict minerals, their country of origin and the mine or location of origin of the conflict minerals was limited to the information that we obtained from our suppliers during our RCOI and due diligence processes.

Reasonable Country of Origin Inquiry

The Company performed a RCOI to determine whether any of the necessary conflict minerals originated from the Covered Countries, or are from recycled or scrap sources. Direct suppliers of in scope NOOK® products were provided with and asked to return a completed Conflict Minerals Template. The Company received 100% of the completed Conflict Minerals Templates from these direct suppliers. The Conflict Minerals Template was accompanied by a certification required to be completed and signed by an appropriate supplier signatory.

The Company’s original device manufacturer of NOOK® devices for 2014 (the “ODM”) provided Conflict Minerals Templates of sub-suppliers in addition to its own completed Conflict Minerals Templates. The term “suppliers” as used in this report include the Company’s contracted manufacturers and their sub-suppliers to the extent direct suppliers submitted their sub-suppliers’ responses to the Company.

Due Diligence Measures Performed

All responses were analyzed and reviewed for completeness, consistency, and reasonableness. The Company undertook additional inquiries to attempt to determine the veracity of respondents’ responses. Our ODM provided further clarification in response. In some cases, supplier responses were revised. Based on the process described above, the Company was able to determine that products supplied by a majority of the surveyed suppliers do not contain 3TGs originating from the Covered Countries.

Some surveyed suppliers responded to the Conflicts Minerals Template using the “company scope” as opposed to the “product scope” so it is possible that their responses refer to products produced for customers other than the Company. Suppliers were encouraged in the future to deliver Conflict Minerals Templates using the “product scope” to eliminate information received about products not produced for the Company.

Most, but not all, suppliers’ responses indicated that they had received conflict minerals data or information from all relevant sub-suppliers of 3TG. The Company encouraged the ODM to ensure that 100% of its sub-suppliers respond to the Conflict Minerals Template going forward. In addition, most suppliers’ responses indicated that, for each conflict mineral, suppliers had identified all of the smelters they and their sub-suppliers use to supply the products included within, and that all applicable smelter information received by their company had been reported in, their Conflict Minerals Template response. The Company encouraged the ODM to ensure that all smelters be identified and all applicable smelter information be reported in the future.

The Company further encouraged the ODM to inform its sub-suppliers to consider adopting a conflict free supply chain and informed them that failure to provide a completed Conflict Minerals Template may affect future sourcing decisions.

Due Diligence Results

Of the completed responses received, 77% of suppliers advised that Covered Countries were not the origin of necessary conflict minerals supplied to the Company. In addition, our suppliers provided hundreds of smelter or refiner names. Many of these suppliers provided this information at the company level not the product level. We were provided with the names of over two hundred smelters from dozens of countries across the globe, the majority of which are on the CFSI approved smelter list. Most of the smelters listed are located in Asia, and of those, 44% are on the CFSI approved smelter list. None of the smelters listed are located in Covered Countries. Only one Africa-based smelter was identified by our suppliers, specifically located in South Africa and on the CFSI approved smelter list. Due to our limited access to information about the source and chain of custody of any conflict minerals contained in these products, we were unable to trace the precise source of the conflict minerals purchased for products that were manufactured on our behalf. Accordingly, we have little, if any, information to disclose in respect of the “conflict” status of these minerals, or the mine or location of origin or these minerals.

In reviewing suppliers’ responses, the Company learned that all of its direct suppliers responding to the Conflict Minerals Template, and most of the ODM’s sub-suppliers for which Conflict Minerals Templates were voluntarily submitted to the Company by the ODM,

•	confirmed that they have a policy in place that addresses conflict minerals sourcing,

•	require their direct suppliers to be DRC conflict-free,

•	collect conflict minerals due diligence information from their suppliers which is in conformance with the IPC-1755 Conflict Minerals Data Exchange standard,

•	request smelter names from their suppliers, and

•	review due diligence information received from their suppliers against their own expectations.

Moreover, a majority of all responding suppliers confirmed that they

•	have a conflict minerals sourcing policy publicly available on their website,

•	require direct suppliers to source from smelters validated by an independent private sector audit firm,

•	have implemented due diligence measures for conflict-free sourcing, and

•	include corrective action management in their review process.

Approximately one-third of the Company’s suppliers are themselves subject to the disclosure requirements of the Rule.

Risk Mitigation/Future Due Diligence Measures

The Company has outlined Standard Operating Procedures that describe steps to be taken to mitigate the risk that its necessary conflict minerals benefit armed groups in the DRC or adjoining countries. Our conflict minerals task force will continue to collaborate with internal audit to improve our procedures and identify gaps in our processes, if any. We will continue to update these Standard Operating Procedures as necessary each year to improve systematic processes in our scoping process and other procedures. We have also established a grievance mechanism as outlined in our Vendor and Product Compliance Requirements page on www.barnesandnobleinc.com. We also contemplate that new supplier contracts for NOOK® products will include language responsive to the Company’s conflict minerals expectations. Improved due diligence will focus on enhancing training materials for suppliers and conducting conference calls.

Forward-Looking Statements

This Conflict Minerals Report contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to Barnes & Noble that are based on the beliefs of the management of Barnes & Noble as well as assumptions made by and information currently available to the management of Barnes & Noble. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will,” “forecasts,” “projections,” and similar expressions, as they relate to Barnes & Noble or the management of Barnes & Noble, identify forward-looking statements. The principal forward-looking statements in this report include our expected refinements to our Conflict Minerals compliance program.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are (a) the implementation of satisfactory traceability and other compliance measures by our direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the Covered Countries, the United States or elsewhere, and (c) those factors set forth in our description of risk factors in Item 1A to our Form 10-K for the fiscal year ended May 3, 2014, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to Barnes & Noble or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. Barnes & Noble undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this communication.